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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PUSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 3)*

                                O.I. Corporation
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                                (Name of Issuer)


                          Common Stock, $0.10 par value
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                         (Title of Class of Securities)


                                   670841 10 5
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                                 (CUSIP Number)

                          Farnam Street Partners, L.P.
                       3033 Excelsior Boulevard, Suite 300
                              Minneapolis, MN 55416
                              Phone: (612) 253-6058

                                 With a copy to:

                             Douglas T. Holod, Esq.
                       Maslon Edelman Borman & Brand, LLP
                             3300 Wells Fargo Center
                             90 South Seventh Street
                           Minneapolis, MN 55402-4140
                              Phone: (612) 672-8200
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 13, 2006
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 670841 10 5                                                Page 2 of 6
 -------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    Farnam Street Partners, L.P.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]

    (b) [ ]

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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)
    OO (Investment proceeds)
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Minnesota
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                7   SOLE VOTING POWER
  NUMBER OF
                    252,880
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    252,880
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     252,880
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     8.9%
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14   TYPE OF REPORTING PERSON (See Instructions)
     PN
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ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.10 par value, of O.I. Corporation, an Oklahoma corporation ("O.I. Corp" or the "Company"). The address of O.I. Corp's principal executive offices is 151 Graham Road, P.O. Box 9010 College Station, TX 77842.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Amendment to Schedule 13D is being filed by Farnam Street Partners, L.P., a Minnesota Limited Partnership (the "Fund"), of which the General Partner is Farnam Street Capital, Inc., a Minnesota corporation. Mr. Raymond E. Cabillot is Chief Executive Officer and Chief Financial Officer and Mr. Peter O. Haeg is President and Secretary of Farnam Street Capital, Inc. The Fund is making this filing because it is the beneficial owner, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), of more than five percent (5%) of the outstanding shares of Common Stock of the Issuer.

         (b) The principal office of Farnam Street Partners, L.P. is 3033 Excelsior Boulevard, Suite 300, Minneapolis, Minnesota 55416.

         (c) Farnam Street Partners, L.P. was organized in January 1998 as a Minnesota Limited Partnership. Its principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities.

         (d) - (e) During the last five years, neither the Fund nor the principals of its General Partner have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The aggregate purchase price of the purchases identified in response to Item 5(c) was $12,823.65. All such purchases were paid for with investment proceeds from various limited partnership interests. All securities identified in response to Item 5(c) were acquired by open market purchases.

ITEM 4.  PURPOSE OF TRANSACTION

All of the shares of the Company owned by the Reporting Person (FSP) were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. FSP makes investments in companies that it believes are undervalued.

In the ordinary course of its business activities, FSP analyzes the operations, capital structure, management strategies and corporate governance of the companies in whose securities it invests (including those of the company) on a continuous basis through, among other things, analysis of various documents, discussions with industry observers and discussions with representatives of such companies. In the course of its business activities, FSP may participate in discussions with third parties, including other holders of securities of subject companies, or with management of subject companies regarding potential changes in the operations, management, capital structure, or corporate governance of such companies in order to enhance shareholder value of subject companies. Such suggestions or positions may relate to one or more of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Based on the Company's performance and depending on further study of the Company's prospects, and upon future developments (including but not limited to performance of the Company's stock in the market, the attitude of, actions taken or not taken and information provided by the Company's Board of Directors and management, availability of funds, alternative investments, and general economic and stock market condition), FSP may from time to time purchase additional shares of the Company's stock or dispose of all or some of the shares.

FSP has conducted conversations with members of the Company's management and intends to have further discussions with management and members of the Company's board of



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directors. It is FSP's opinion that the Company's shares are currently undervalued in the marketplace. The purpose of FSP's conversations with management and the board is to continue to gather information and to initiate a dialogue regarding possible steps to enhance shareholder value including, but not limited to, the items specified in clauses (a) through (j) of Item 4 of the
Schedule 13D filing form. FSP expects to continue its discussions with the Company's management and board, and may in the future make suggestions or proposals intended to enhance shareholder value, or take a position supporting such suggestions or proposals made by other shareholders or outside parties. In addition on March 10, 2006, we nominated Raymond E. Cabillot and Peter O. Haeg to the Company's Board to stand for election to the Company's board of directors. The letter attached hereto as Exhibit 1 was sent to the Company's board of directors on March 13, 2006.

Except as set forth in this Item 4, FSP has no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, but it will continue to analyze and review its position based upon further developments.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER

         (a) The Fund beneficially owns 252,880 shares of the outstanding Common Stock of the Issuer, representing approximately 8.9% of the Common Stock (based upon 2,843,917 shares outstanding on September 30, 2005, as reported in the Issuer's most recent 10-Q filed on November 8, 2005).

         (b) The Fund does not share voting and dispositive power with respect to any shares.


         c.       TRANSACTIONS IN THE LAST 60 DAYS.



                                        No. of      Price per
                     Trade Date         Shares        share
                   ------------------------------------------

                      2/28/06             600        $11.92
                      3/08/06             452        $12.5479



         d.       Not applicable.

         e.       Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO
         SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships between the Fund, on one hand, and any other person with respect to any securities of the Issuer on the other hand.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 -- Letter to the Company's Board of Directors




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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 15, 2006                       FARNAM STREET PARTNERS, L.P.
                                            BY: FARNAM STREET CAPITAL, INC.,
                                                General Partner



                                          By: /s/ Raymond E. Cabillot
                                             -------------------------------
                                                  Raymond E. Cabillot,
                                                  Chief Executive Officer

                                          By: /s/ Peter O. Haeg
                                             -------------------------------
                                                  Peter O. Haeg,
                                                  President